Filed by CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Viacom Inc.

Commission File No. 001-32686

Date: November 12, 2019

Viacom and CBS Announce Content and Digital Leadership

NEW YORK—(BUSINESS WIRE)— CBS (NYSE: CBS.A, CBS) and Viacom (NASDAQ: VIAB, VIA) today announced senior appointments for ViacomCBS’ content and digital leadership. These appointments, which will be effective upon closing, will enable ViacomCBS to deliver on its distinct competitive position as one of the most important content producers and providers in the world.

Content Leaders

ViacomCBS will have a portfolio of powerful consumer brands and one of the largest libraries of iconic intellectual property, spanning every genre and appealing to consumers of all ages and demographics. The combined company’s library will comprise 140,000+ premium TV episodes and 3,600+ film titles, including fan favorites such as Star Trek and Mission: Impossible. ViacomCBS will also have more than 750 series ordered or in production, as well as a major Hollywood film studio, Paramount Pictures. The combined company will have a content spend of more than $13 billion – one of the largest in the industry.

“ViacomCBS will be one of the largest premium content creators in the world, with the capacity to produce content for both our own platforms and for others,” said Bob Bakish, President and Chief Executive Officer, Viacom, who will serve as President and Chief Executive Officer of ViacomCBS upon close. “This talented team of content leaders will work together to ensure we realize the full power of our brands, our deep relationships with the creative community and our intellectual property to drive our growth as a combined company.”

Following are ViacomCBS’ content leaders, who will manage the creative and business operations of the company’s brands and help assess how best to distribute programming – including across both owned and third-party linear and digital platforms – based on brand filters and other criteria:

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Jim Gianopulos will oversee Filmed Entertainment, continuing as Chairman and Chief Executive Officer of Paramount Pictures, a role that includes oversight of Paramount Animation, Paramount Features, Paramount Players and Paramount TV.

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Chris McCarthy, President of MTV, VH1, CMT and Logo, will serve as President of Entertainment & Youth Brands, ViacomCBS Domestic Media Networks – adding Comedy Central, Paramount Network, Smithsonian Channel and TV Land brands and their respective content studios to his current portfolio of MTV, VH1, CMT and Logo.

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David Nevins, Chief Creative Officer, CBS, and Chairman and CEO, Showtime Networks, will oversee CBS Television Studios, the CBS Television Network’s Entertainment division, the Showtime Networks and Pop, as well as the programming of CBS All Access. He will also have oversight of CBS’ interest in The CW, a joint venture between CBS and Warner Bros. Entertainment. In addition, Nevins will oversee BET, which will continue to be led by Scott Mills as President of BET.

•	Carolyn Kroll Reidy will lead the company’s publishing assets, continuing in her role as President and Chief Executive Officer of Simon & Schuster, Inc.

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Brian Robbins, President of Nickelodeon, will oversee the company’s kids and young adult-focused offerings as President, Kids & Family Entertainment, ViacomCBS Domestic Media Networks. In addition to Nickelodeon, Nick at Nite, Nick Jr., TeenNick, Nicktoons and Nickelodeon Studios, he will now oversee Awesomeness, which he co-founded and was acquired by Viacom in 2018.

Joe Ianniello, as previously announced, will serve as Chairman and CEO of CBS, overseeing CBS-branded assets such as the CBS Television Network (including CBS Entertainment, CBS News, and CBS Sports), CBS Television Studios, CBS Interactive (including CBS All Access) and CBS Television Stations.

ViacomCBS will also form a new Content Council, comprising the content leaders across the company and chaired by Nevins, to ensure these leaders and other senior executives are working together to maximize the use of IP and talent relationships across the combined company.

Digital Leaders

ViacomCBS’ portfolio of leading streaming assets will include CBS All Access and Showtime, which deliver premium, branded content live and on demand to millions of subscribers; Pluto TV, the leading free, advertising-supported streaming TV service in the U.S.; and targeted niche products such as BET+, CBSN, CBS Sports HQ, ET Live and Noggin.

“Our content scale will support our streaming strategy, which will build on the rapidly scaling advertising and subscription-based products we already have in the market,” Bakish said. “The executives we announced today bring complementary and deep experience in both subscription and ad-supported streaming businesses, and will work together to create a differentiated streaming ecosystem in the market.”

The following are ViacomCBS’ digital leaders, who will collaborate with the company’s content leaders to grow the company’s already expansive digital businesses and footprint and drive an integrated streaming strategy, taking advantage of the breadth and depth of ViacomCBS’ combined content portfolio and global infrastructure:

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Marc DeBevoise, President and COO, CBS Interactive, will serve as Chief Digital Officer, ViacomCBS, and President and CEO, CBS Interactive. As such, he will provide overall leadership for the combined company’s technology and digital operations across its broad range of digital assets, including its subscription, live and vertical ad-supported direct-to-consumer streaming services and major internet properties. His team will also be responsible for Viacom Digital Studios as well as its partnerships with technology, digital video and social platforms. In addition, he will continue to lead CBS Interactive and its digital businesses, including those of the CBS Television Network and CNET Media Group and its portfolio of streaming services including CBS All Access, CBSN, CBS Sports HQ and ET Live.

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Kelly Day, President, Viacom Digital Studios, will continue to lead the digital content strategy and initiative to create and expand original programming and branded content across leading and emerging social platforms. In this role, reporting to DeBevoise, she will look to expand this initiative from brands including MTV, Nickelodeon, Comedy Central and BET across the combined company’s content portfolio.

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Phil Wiser, Chief Technology Officer, CBS, will serve as Chief Technology Officer for the combined company, reporting to DeBevoise. As CTO, he will be responsible for the global technology strategy, shared services, operations and transformation for ViacomCBS.

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Tom Ryan, CEO and Co-Founder of Pluto TV, will continue to lead Pluto TV, which delivers more than 200 live and original channels and thousands of on-demand movies in partnership with 170 TV networks, movie studios, publishers and digital media companies, including Viacom and CBS. In this role, Tom will oversee all facets of the company’s business, continuing to guide it both strategically and operationally through its rapid growth. In addition to further scaling the platform in the U.S. and extending the company’s category lead domestically, he will work closely with the ViacomCBS Networks International team on Pluto TV’s global expansion, including its continued European growth as well as its upcoming launch across Latin America.

The merger remains subject to customary closing conditions and is expected to close by early December.

Biographies

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Jim Gianopulos has served as Chairman and Chief Executive Officer of Paramount Pictures since August 2017. In his role as Chairman and CEO of Paramount, he oversees the studio’s film and television operations worldwide, including production, marketing, distribution and all other facets. He is also charged with setting a strategy for Paramount, including developing new content, strengthening Paramount’s slate with co-branded releases from Viacom flagship brands, and expanding the studio’s global footprint. Gianopulos has been a leading figure in the global entertainment industry for more than 30 years. For 16 years, he served as Chairman and CEO of Fox Filmed Entertainment, overseeing Twentieth Century Fox, Fox 2000 Pictures, Fox Searchlight Pictures, Fox International Productions and Twentieth Century Fox Animation/Blue Sky Studios. Previously, Gianopulos served as President of 20th Century Fox International. Prior to joining the company, he held senior positions at Columbia Pictures and Paramount. He began his career as an attorney specializing in entertainment law.

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Chris McCarthy, President of MTV, VH1, CMT and Logo, is known for his successful track record in transforming businesses and creating cultural hits. After being named President of MTV in October 2016, McCarthy quickly returned the brand to #1 with young audiences, reaching more people across cable, social, streaming and events than any other brand. Prior to MTV, McCarthy led VH1’s reinvention driving it to record growth. Creating cultural hits are at the center of both brands’ strategy, evidenced by having 8 of the top 10 and 15 of the top 25 shows. McCarthy credits his success to strong leaders and collaborative teams who embrace a culture of “creativity drives everything we do.” McCarthy joined Viacom in 2004 as a freelancer and rose up the ranks holding various positions of responsibility from marketing, strategy, operations and development. The recipient of multiple Emmy Awards and a Peabody, McCarthy earned an M.B.A. from The Wharton School of Business at the University of Pennsylvania and a Bachelor of Science with Honors in Commerce and Engineering from Drexel University.

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David Nevins has served as CBS’ Chief Creative Officer and Chairman and CEO of Showtime Networks Inc. since October 2018, overseeing programming, marketing and research across CBS Television Studios, the CBS Television Network’s Entertainment division, Showtime Networks, and programming for CBS All Access, as well as The CW, a joint venture between CBS Corporation and Warner Bros. Entertainment. As Chairman and Chief Executive Officer of Showtime Networks Inc., Nevins oversees all aspects of Showtime Networks Inc. and its channels, including programming, distribution, business development, finance, marketing, creative, digital media, scheduling, research, acquisitions, network operations, home entertainment, business affairs and corporate communications teams, as well as SHOWTIME Sports®. He works closely with CBS Corporation’s international and domestic distribution groups on the monetization of Showtime Networks content around the world. Prior to joining Showtime in 2010 as Entertainment President, Nevins was an Emmy Award-winning producer and network programming executive, including President of Imagine Television; Executive Vice President of Programming at Fox Broadcasting Company; and Senior Vice President, Primetime Series at NBC.

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Carolyn Kroll Reidy became President and Chief Executive Officer of Simon & Schuster, Inc. in January 2008. In this role, she is responsible for all the publishing and operations of Simon & Schuster’s numerous publishing groups as well as its international companies in Australia, Canada, India and the United Kingdom. Under her leadership, Simon & Schuster has taken an industry-leading position in bringing its works to consumers using new digital formats and distribution capabilities, including ebooks and digital audio. Reidy has also led the company’s expansion into new territories, with the founding in 2011 of Simon & Schuster India, while making numerous strategic moves that have added to its portfolio and ensure its presence in every segment of the publishing marketplace. Reidy first joined Simon & Schuster in 1992 as President of the Trade Division, before being named President of the Adult Publishing Group in 2001. Prior to Simon & Schuster, Reidy was President and Publisher of Avon Books, after having worked at William Morrow and Random House, where she was Publisher of Vintage Books and Associate Publisher of the Random House imprint. Reidy has been named one of “The 50 Women to Watch,” by the Wall Street Journal, and is a recipient of the Matrix Award from the New York Women in Communications. She is a graduate of Middlebury College, and holds an M.A. and Ph.D. in English from Indiana University, where in 2011 she was recipient of the university’s Distinguished Alumni Award.

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Brian Robbins has served as President of Nickelodeon since October 2018, overseeing the company’s creative and business operations and helping to evolve the brand for a new generation of young audiences. Previously, he served as President of Paramount Pictures’ Paramount Players division, where he worked closely with Nickelodeon and Viacom’s other brands to identify talent and properties to be developed into co-branded feature films. Robbins co-founded the multi-platform media company Awesomeness in 2012 and served as Chief Executive Officer. He also co-founded the production company Tollins/Robbins Productions and was the Founder and President of Varsity Pictures. In this role, he executive produced numerous television hits for teens and young audiences, including the popular Nickelodeon series Kenan and Kel and All That, the latter of which Robbins adapted into the Nickelodeon feature film Good Burger. Robbins also executive produced Blue Mountain State for Spike TV (now Paramount Network) and produced and/or directed the Paramount films Varsity Blues, Coach Carter and Hardball. His other credits include the television series Smallville and One Tree Hill for CW, and Disney Channel’s Sonny with a Chance and So Random. His film credits include

Disney’s Wild Hogs and The Shaggy Dog; DreamWorks’ Norbit and A Thousand Words; and Sony Pictures’ Radio. Robbins began his career as an actor, writer and producer, and has received the Directors Guild Award, a Peabody Award, the International Academy of Television Arts and Sciences’ Pioneer Prize.

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Marc DeBevoise has served as President and Chief Operating Officer of CBS Interactive since 2016 and has also held other executive roles at CBS Interactive, including EVP and GM of CBS Digital Media and SVP and GM CBS Entertainment Digital. Earlier in his career he was the SVP of Digital Media, Business Development and Strategy for premium subscription service Starz, held various roles in both Digital Media and Business Development at NBC Universal and was in the Technology, Media & Telecommunications Investment Banking Group at JPMorgan. DeBevoise received his M.B.A. with distinction in Entertainment, Media & Technology and Finance from New York University’s Stern School of Business and his B.A. in Economics and Computer Science from Tufts University. He is a member of the Academy of Television Arts & Sciences, a board member of Limelight Networks (NASDAQ: LLNW), a leading provider of edge cloud services, and the Board President of The Door, a non-profit organization providing youth development services.

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Kelly Day has served as the President of Viacom Digital Studios since November 2017, overseeing Viacom’s digital strategy, including the expansion of Viacom’s original programming across the leading online video and social media platforms. Under her leadership, Viacom reached new heights in audience engagement, becoming one of the top 5 properties in media and entertainment. She previously served as the Chief Business Officer and Chief Digital Officer of multi-platform media company Awesomeness, where she was responsible for international expansion, global distribution strategies and revenue across television, mobile and OTT providers, also driving the company’s product and technology investments. Prior to joining Awesomeness, she served as CEO of venture-backed company Blip Networks, prior to its acquisition by Maker Studios, and also led various digital and e-commerce businesses at media and entertainment companies, including Discovery Communications, The Knot, and AOL. Day has advised several media and technology start-ups and she currently serves on the Board of Directors for Blue Ant Media and NATPE.

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Phil Wiser has been Chief Technology Officer of CBS since 2018. Prior to CBS, Wiser was chief technology officer at Hearst. Wiser worked across the portfolio of Hearst businesses including cable networks such as ESPN and A&E, more than 30 broadcast television stations, magazines, newspapers and digital media brands. Before joining Hearst, Wiser was chairman and president of Sezmi Corporation, a technology company he founded in 2006 that pioneered the delivery of Internet television subscriptions. Wiser was chief technology officer at Sony Corporation of America. Prior to Sony, he built the one of the earliest online music distribution platforms as the founder of Liquid Audio, where he was chief technology officer. Wiser graduated from Stanford University with a master’s degree in electrical engineering, and he graduated from the University of Maryland, College Park with a bachelor’s degree in the same field, summa cum laude. Wiser serves on the board of trustees at the Rock and Roll Hall of Fame and Museum, and the board of visitors at Clark School of Engineering, University of Maryland.

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Tom Ryan has served the CEO and Co-Founder of Pluto TV since early 2014. Under his leadership, Pluto TV became the leading free streaming TV service in the U.S. with more than 18 million monthly active users tuning into over 200 live channels and thousands of on-demand movies and TV shows. He also led Pluto TV through its successful acquisition by Viacom in January 2019. Earlier in his career, Tom served as CEO of Threadless, an online art community and e-commerce company, from 2008 to 2012. Previously he was Senior Vice President of Digital Strategy and Business Development at EMI Music and was part of the early team at Virgin Mobile USA. Tom also co-founded Cductive, a pioneering online music service, which was merged with eMusic in 1999.

About CBS

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand –“the Eye” – one of the most-recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, local TV, film and interactive. CBS’ businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Network 10 Australia, CBS Television Studios, CBS Global Distribution Group, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS All Access, the Company’s direct-to-consumer digital streaming subscription service, CBS Sports Network, CBS Films, Showtime Networks, Pop, Smithsonian Networks, Simon & Schuster, CBS Television Stations and CBS Experiences. For more information, go to http://www.cbscorporation.com.

About Viacom

Viacom (NASDAQ: VIAB, VIA) creates entertainment experiences that drive conversation and culture around the world. Through television, film, digital media, live events, merchandise and solutions, its brands connect with diverse, young and young at heart audiences in more than 180 countries.

For more information on Viacom and its businesses, visit http://www.viacom.com. Keep up with Viacom news by following it on Twitter (twitter.com/Viacom), Facebook (facebook.com/Viacom) and LinkedIn (linkedin.com/company/Viacom).

Important Information About the Pending Merger Between CBS and Viacom and Where To Find It

In connection with the pending merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the definitive joint consent solicitation statement / prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS

AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the pending merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the pending merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the pending merger may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the pending merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the pending merger, (v) litigation relating to the pending merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the pending merger, (vii) any negative effects of the announcement, pendency or consummation of the pending merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the pending merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the pending merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the pending merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts

Viacom

Justin Dini, Senior Vice President, Corporate Communications

(212) 846-2724

Justin.Dini@viacom.com

Karen Shosfy, Vice President, Corporate Communications

(212) 846-3644

Karen.Shosfy@viacom.com

CBS

Dana McClintock, Executive Vice President, Chief Communications Officer

(212) 975-1077

Dlmcclintock@cbs.com

Kelli Raftery, Executive Vice President, Communications

(212) 975-3161

Kelli.Raftery@cbs.com